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                                                                    EXHIBIT 14.2

                           NATURAL HEALTH TRENDS CORP.

                  CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

      The honesty, integrity and sound judgment of the chief executive officer and the senior financial officers of Natural Health Trends Corp. is fundamental to the financial reporting process and the reputation and success of the Company. Those persons hold an important role in the corporate governance process in that they are uniquely positioned to ensure that all stakeholder interests are appropriately protected and preserved.

1. PERSONS COVERED. The persons subject to this Code of Ethics for Financial Officers are the chief executive officer, the chief financial officer, the principal accounting officer or controller, and other persons performing similar functions within the organization (hereafter the "Senior Financial Officers"). The Senior Financial Officers shall also comply with the Company's Code of Business Conduct applicable to all employees:

2. STANDARDS OF CONDUCT. The Senior Financial Officers shall:

      i. Act with and promote the highest standards of honest and ethical conduct, avoiding any actual or apparent conflicts of interest between personal and professional relationships;

      ii. Promptly disclose to the Audit Committee of the Board of Directors (or such other committee as may be designated by the Board) any material transaction or relationship that reasonably could be expected to give rise to such a conflict

      iii. Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies, including without limitation the Securities and Exchange Commission, and in all of its other communications to the investing public.

      iv. Comply with applicable laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

      v. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his/her independent judgment to be subordinated.

      vi. Respect the confidentiality of information acquired in the course of his/her work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of his/her work is not used for personal advantage.
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      vii.  Share knowledge and maintain skills important and relevant to stakeholder's needs.

      viii. Proactively promote and be an example of ethical behavior as a responsible partner among peers in the work environment and the community.

      ix. Achieve responsible use of and control over all assets and resources employed or entrusted.

3. VIOLATIONS. Any violations of this Code of Ethics for Senior Financial Officers must be promptly disclosed to the Audit Committee of the Board of Directors. That committee shall investigate all claims of violations. Any Senior Financial Officer found to be in violation of this Senior Financial Officer Code of Ethics will be subject to disciplinary action, up to and including termination of employment. It is against Company policy to retaliate against any employee for the good faith reporting of a violation of this Code of Ethics.

4. WAIVERS. The Audit Committee of the Board of Directors (or such other committee as may be designated by the Board) shall have the sole discretionary authority to approve any deviation or waiver from this Code of Ethics. Any change of this Code of Ethics, or any waiver and the grounds for such waiver for a Senior Financial Officer must be promptly publicly disclosed in the manner specified by the Securities and Exchange Commission rules.